UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

Commission File Number 001-33046

WACCAMAW BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
(Full title of the plan)

WACCAMAW BANKSHARES, INC.
(Exact name of registrant as specified in its Charter)

NORTH CAROLINA	52-2329563
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

110 North J.K. Powell Boulevard, Whiteville, N.C.	28472
(address of principal executive offices)	(Zip Code)

WACCAMAW BANKSHARES, INC.

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust
Whiteville, North Carolina

We have audited the accompanying statements of net assets available for benefits of Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) Schedule H, Line 4i – Schedule of Assets (Held at End of Year), and 2) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, as of or for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ELLIOTT DAVIS, PLLC

Charlotte, North Carolina
April 7, 2011

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value
Common collective trusts	$938,375	$843,912
Interest-bearing cash	266,858	37,984
Employer securities, common stock	217,701	342,504
Participant loans	32,431	16,941
Total investments	1,455,365	1,241,341
Receivables
Participant contributions	25,612	6,867
Employer contributions	-	2,491
Total receivables	25,612	9,358
Total assets	1,480,977	1,250,699

Liabilities
Excess contributions	22,426	-
Other	5,529	160
Total Liabilities	27,955	160

Net Assets Available for Benefits, at Fair Value	1,453,022	1,250,539

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(793)	339
Net assets available for benefits	$1,452,229	$1,250,878

The accompanying notes are an integral part of these financial statements.

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,487	$6,517
Net appreciation in fair value of investments	24,010	-

Contributions:
Employer	16,013	86,904
Participant	152,729	285,102
Rollover	61,608	27,970
Total additions	256,847	406,493

Deductions from net assets attributed to:
Benefits paid to participants	47,030	70,939
Administrative expenses	8,466	8,556
Net depreciation in fair value of investments	-	628,279
Total deductions	55,496	707,774
Net increase (decrease)	201,351	(301,281)

Net assets available for benefits:
Beginning of year	1,250,878	1,552,159
End of year	$1,452,229	$1,250,878

The accompanying notes are an integral part of these financial statements.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

1.  Description of Plan

The following description of the Waccamaw Bank (the "Bank") Employees’ Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution profit-sharing plan which allows for voluntary employee salary reductions to be placed into the Plan. The Plan covers all full-time employees who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Contributions
Each year, participants may contribute up to 35 percent of their eligible annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions in one percent increments into various investment options offered by the Plan. Participants also have the option to direct contributions into the Bank’s common stock. The Bank provided a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributed to the Plan until March 31, 2009.  The Plan was amended effective April 1, 2009 whereby no employer matching contributions will be made into the Plan beginning on the effective date.

Participant Accounts
Each participant's account is credited with the participant's and Bank’s contribution and allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contributed portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 9.25 percent. Principal and interest are paid ratably through periodic payroll deductions.

Payment of Benefits
Upon termination of service for any reason, a participant will automatically receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts
Forfeited balances of terminated participants’ non-vested accounts are used to offset employer contributions. At December 31, 2009 and 2008 there were no unallocated forfeited non-vested accounts. During the years ended December 31, 2009 and 2008, no forfeitures were used to reduce employer contributions or expenses.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

2.  Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the years ended December 31, 2009 and 2008.

Administrative expenses
Administrative expenses are paid by the Plan and the Bank as defined by the Plan document. Fees paid by the Plan for the years ended December 31, 2009 and 2008 totaled approximately $8,500 each year. Fees paid by the Bank for the years ended December 31, 2009 and 2008 totaled approximately $4,000 each.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated all subsequent events that occur after the date of the financial statements but before the statements are issued or available to be issued.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying financial statements. These reclassifications had no effect on previously reported results of operations or net assets available for benefits.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

3.  Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2009		December 31, 2008
	Shares/Units	Value	Shares/Units	Value

Waccamaw Bankshares, Inc. Common Stock	72,567	$217,701	68,364	$342,504
S&P Midcap Index Securities Lending Series Fund	6,530	174,269	5,983	116,267
S&P Growth Index Securities Lending Series Fund	15,951	172,701	14,041	114,613
Waccamaw Bank Certificate of Deposit	120,227	149,839	16,212	16,212	*
S&P Value Index Securities Lending Series Fund	12,651	117,870	10,720	82,354
S&P 500 Flagship Securities Lending Series Fund	441	100,025	416	74,491
Government Short Term Investment Fund	98,751	98,751	201,948	201,948
Moderate Strategic Balanced Securities Lending Series Fund	6,138	85,201	5,240	61,001	*
Daily EAFE Index Securities Lending Series Fund	4,548	80,707	3,709	49,795	*

* Does not represent 5% or more of the Plan’s net assets for respective year.

The following table summarizes the appreciation (depreciation) in fair value of the Plan’s investments, including realized and unrealized gains (losses), for the years ended December 31, 2009 and 2008:

	2009	2008

Common collective trusts	$33,115	$(363,315)
Employer securities, common stock	(9,105)	(264,964)
Interest and dividends	2,487	6,517
Net appreciation (depreciation) in fair value of investments	$26,497	$(621,762)

State Street Bank and Trust Company Pentegra Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The following is a reconciliation of fair value of the investments to contract value as identified in the information provided by the trustee:

	December 31,
	2009	2008

Investments at fair value	$1,455,365	$1,241,341
Adjustments to contract value	(793)	339
Investments at contract value	$1,454,572	$1,241,680

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

4.  Fair Value Measurements

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Employer securities, common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Interest – bearing cash: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

•
Common collective trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

•	Short-term government securities: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
•	Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total

December 31, 2009

Common collective trusts1	$–	$938,375	$–	$938,375
Interest-bearing cash	–	266,858	–	217,701
Employer securities, common stock	217,701	–	–	266,858
Participant loans	–	–	32,431	32,431
Total assets recorded at fair value	$217,701	$1,205,233	$32,431	$1,455,365

December 31, 2008

Common collective trusts	$949	$842,963	$–	$843,912
Interest-bearing cash	–	37,984	–	342,504
Employer securities, common stock	342,504	–	–	37,984
Participant loans	–	–	16,941	16,941
Total assets recorded at fair value	$343,453	$880,947	$16,941	$1,241,341

1
The Plan’s investment in Pentegra Stable Value Fund is recorded at contract value on the Statements of Net Assets Available for Benefits. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above.

The following table summarizes changes in the fair value of the Plan’s level 3 assets (participant loans) for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$16,941	$14,799
Participant loan originations and repayments, net	15,490	2,142
Balance, end of year	$32,431	$16,941

5.  Transactions with Parties-In-Interest and Related Parties

Certain Plan investments were held and managed throughout the year by Reliance Trust Company and The Bank of New York Mellon, the trustees as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were $1,181 and $367 for the years ended December 31, 2009 and 2008, respectively.

Certain administrative functions are performed by the officers and employees of the Bank (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemption from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions.

As stated in Note 1, the Plan allows participant loans, and these loans qualify as party-in-interest transactions. At December 31, 2009 and 2008, outstanding participant loans totaled $32,431 and $16,941, respectively.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

6.  Tax Status

The Bank adopted a prototype defined contribution plan which received a favorable opinion letter from the Internal Revenue Service on March 31, 2008, which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

7.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

8.  Risks and Uncertainties

Concentration of credit risk
The Plan invests certain Plan assets in the Bank’s common stock.  It is reasonably possible that a decline in the value of the Bank’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the statements of net assets available for benefits.  At December 31, 2009 and 2008, the Plan held $217,701 and $342,504, respectively, in the Bank’s common stock.  These investments comprised approximately 15 percent and 27 percent of Plan assets at December 31, 2009 and 2008, respectively.  The Bank’s stock price was valued at $3.00 and $5.01 at December 31, 2009 and 2008, respectively.  Subsequent to year end, the Bank’s stock price declined from $3.00 at December 31, 2009 to $1.73 at the date of this report.

Other risks
Other risks the Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.  Prohibited Transactions

During 2009, the Plan sponsor remitted $16,235 of participant deferrals later than required by Department of Labor (“DOL”) Regulation 2510.3-102.  The DOL considers late deposits to be prohibited transactions.  The Plan sponsor will file Form 5330 and pay applicable excise tax as soon as administratively possible.  The excise tax payments will be made from the Bank’s assets and not from assets of the Plan.  In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

10. Excess Contributions

Participant contributions for the year ended December 31, 2009 are shown net of excess contributions of $22,426. These excess contributions were refunded to certain active participants as required to satisfy the relevant nondiscrimination provisions of the Plan.

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$1,452,229	$1,250,878
Current year receivables not reported on Form 5500	(25,612)	(9,358)
Excess contributions not reported on Form 5500	22,426	-
Adjustment from fair value to contract value	793	(339)
Net assets available for benefits per Schedule H of Form 5500	$1,449,836	$1,241,181

The following is a reconciliation of net decrease in net assets per the financial statements to Schedule H of the Form 5500:

	For the years ended December 31,
	2009	2008

Net change in net assets per the financial statements	$201,351	$(301,281)
Current year receivables not reported on Form 5500	(25,612)	(9,358)
Prior year receivables not reported on Form 5500	9,358	-
Excess contributions not reported on Form 5500	22,426	-
Other	1,132	419
Net change in net assets per Schedule H of Form 5500	$208,655	$(310,220)

Supplemental Schedule 1

Supplemental Schedule 1

WACCAMAW BANK EMPLOYEES’ SAVINGS
  & PROFIT SHARING PLAN AND TRUST
EIN 56‐2002371
SCHEDULE H, LINE 4i SCHEDULE ‐ OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a) Identity of party involved	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current value

	State Street Bank and Trust Company	Aggressive Strategic Balanced Securities Lending Fund	1,860.051	units	**	$20,916
	State Street Bank and Trust Company	Conservative Strategic Balanced Securities Lending Fund	3,353.954	units	**	55,340
	State Street Bank and Trust Company	Daily EAFE Index Securities Lending Series Fund	4,547.644	units	**	80,707
	State Street Bank and Trust Company	Long US Treasury Index Securities Lending Series Fund	3,037.212	units	**	38,506
	State Street Bank and Trust Company	Moderate Strategic Balanced Securities Lending Fund	6,137.531	units	**	85,201
	State Street Bank and Trust Company	NASDAQ 100 Index Non‐Lending Series Fund	143.431	units	**	1,670
	State Street Bank and Trust Company	Pentegra Stable Value Fund	4,091.659	units	**	47,869	***
	State Street Bank and Trust Company	REIT Index Non‐Lending Series Fund	200.176	units	**	4,211
	State Street Bank and Trust Company	Russell 2000 Index Securities Lending Series Fund	1,531.439	units	**	32,820
	State Street Bank and Trust Company	S&P 500 Flagship Securities Lending Series Fund	441.207	units	**	100,025
	State Street Bank and Trust Company	S&P Growth Index Securities Lending Series Fund	15,951.000	units	**	172,701
	State Street Bank and Trust Company	S&P Midcap Index Securities Lending Series Fund	6,530.105	units	**	174,269
	State Street Bank and Trust Company	S&P Value Index Securities Lending Series Fund	12,651.101	units	**	117,870
	State Street Bank and Trust Company	Passive Bond Market Index Securities Lending Fund	303.588	units	**	6,270
	State Street Bank and Trust Company	Government Short Term Investment Fund	98,750.990	units	**	98,751
*	Waccamaw Bankshares Inc.	Common Stock	72,567.000	shares	**	217,701
*	Waccamaw Bank	Certificates of Deposit	120,226.681	units	**	149,839
	Federated Investors Inc.	Federated Government Obligations Fund	18,268.000	units	**	18,268
*	Participant loans		Interest rates of 4.25% ‐9.25%			32,431
						$1,455,365

*	Denotes party‐in‐interest
**	Omitted for participant directed funds
***	Represents fair value of the Stable Investment Fund, contract value at December 31, 2009 is $47,076

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

Supplemental Schedule 2

WACCAMAW BANK EMPLOYEES' SAVINGS
& PROFIT SHARING PLAN AND TRUST
EIN 56‐ 2002371
SCHEDULE H, PART IV, LINE 4a SCHEDULE ‐ OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Total that constitute nonexempt prohibited transactions

Payroll Date	Date of Remittance	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002‐51

11/30/2009	1/6/2010	$6,671	$-	$6,671	$-	$6,671
12/15/2009	1/6/2010	9,564	-	9,564	-	9,564

		$16,235	$-	$16,235	$-	$16,235

Waccamaw Bank Employees Savings’ & Profit Sharing Plan and Trust – Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 7, 2011	Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/David A. Godwin

Chief Financial Officer
(Authorized Officer and Principal Financial Officer)